SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13G
(RULE 13d - 102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)
(Amendment No.)*
AMC Entertainment Holdings, Inc.
(Name of Issuer)
Class A Common Stock, par value $0.01 (the "Class A Common Stock")
(Title of Class of Securities)
00165C104
(CUSIP Number)
December 31, 2017
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[x] Rule 13d-1(c)
[ ] Rule 13d-1(d)
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mittleman Brothers, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,124,651***

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,124,651***

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,092,383

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] **

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%*

12.	TYPE OF REPORTING PERSON

HC
*Based upon 53,184,885 shares of Class A Common Shares outstanding as of October 31, 2017, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 9, 2017.
** The amount set forth in Row 9 excludes 1,068 shares owned by David J. Mittleman and 31,200 shares owned by Philip C. Mittleman for which Mittleman Brothers, LLC disclaims beneficial ownership.
*** The amount set forth in Rows 6 and 8 include 1,068 shares owned by David J. Mittleman and 31,200 shares owned by Philip C. Mittleman, in respect of which Mittleman Brothers, LLC otherwise disclaims beneficial ownership, but in respect of which Mittleman Brothers, LLC may otherwise be deemed to share voting power and dispositive power. The amount set forth in rows 6 and 8 also include 1,250 shares beneficially owned by the reporting person in accounts managed by Mittleman Investment Management, LLC.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Master Control LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,124,651***

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,124,651***

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,092,383

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] **

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%*

12.	TYPE OF REPORTING PERSON

HC
*Based upon 53,184,885 shares of Class A Common Shares outstanding as of October 31, 2017, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 9, 2017.
** The amount set forth in Row 9 excludes 1,068 shares owned by David J. Mittleman and 31,200 shares owned by Philip C. Mittleman for which Master Control LLC disclaims beneficial ownership.
*** The amount set forth in Rows 6 and 8 include 1,068 shares owned by David J. Mittleman and 31,200 shares owned by Philip C. Mittleman, in respect of which Master Control LLC otherwise disclaims beneficial ownership, but in respect of which Master Control LLC may otherwise be deemed to share voting power and dispositive power.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Mittleman Investment Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,124,651***

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,124,651***

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,092,383

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] **

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%*

12.	TYPE OF REPORTING PERSON

HC
*Based upon 53,184,885 shares of Class A Common Shares outstanding as of October 31, 2017, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 9, 2017.
** The amount set forth in Row 9 excludes 1,068 shares owned by David J. Mittleman and 31,200 shares owned by Philip C. Mittleman for which Mittleman Investment Management, LLC disclaims beneficial ownership.
*** The amount set forth in Rows 6 and 8 include 1,068 shares owned by David J. Mittleman and 31,200 shares owned by Philip C. Mittleman, in respect of which Mittleman Investment Management, LLC otherwise disclaims beneficial ownership, but in respect of which Mittleman Investment Management, LLC may otherwise be deemed to share voting power and dispositive power.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Christopher P. Mittleman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

0

6.	SHARED VOTING POWER

3,124,651***

7.	SOLE DISPOSITIVE POWER

0

8.	SHARED DISPOSITIVE POWER

3,124,651***

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,092,383

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] **

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%*

12.	TYPE OF REPORTING PERSON

IN
*Based upon 53,184,885 shares of Class A Common Shares outstanding as of October 31, 2017, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 9, 2017.
** The amount set forth in Row 9 excludes 1,068 shares owned by David J. Mittleman and 31,200 shares owned by Philip C. Mittleman for which Christopher P. Mittleman disclaims beneficial ownership.
*** The amount set forth in Rows 6 and 8 include 1,068 shares owned by David J. Mittleman and 31,200 shares owned by Philip C. Mittleman, in respect of which Christopher P. Mittleman otherwise disclaims beneficial ownership, but in respect of which Christopher P. Mittleman may otherwise be deemed to share voting power and dispositive power. The amount set forth in rows 6 and 8 also include 8,360 shares beneficially owned by the reporting person in accounts managed by Mittleman Investment Management, LLC.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David J. Mittleman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

1,068

6.	SHARED VOTING POWER

3,124,651

7.	SOLE DISPOSITIVE POWER

1,068

8.	SHARED DISPOSITIVE POWER

3,124,651

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,093,951

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] **

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.8%*

12.	TYPE OF REPORTING PERSON

IN
*Based upon 53,184,885 shares of Class A Common Shares outstanding as of October 31, 2017, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 9, 2017.
** The amount set forth in Row 9 excludes 31,200 shares owned by Philip C. Mittleman for which David J. Mittleman disclaims beneficial ownership.
*** The amount set forth in Rows 6 and 8 include 31,200 shares owned by Philip C. Mittleman, in respect of which David J. Mittleman otherwise disclaims beneficial ownership, but in respect of which David J. Mittleman may otherwise be deemed to share voting power and dispositive power.

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Philip C. Mittleman

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ]
(b) [X]

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.	SOLE VOTING POWER

31,200

6.	SHARED VOTING POWER

3,124,651***

7.	SOLE DISPOSITIVE POWER

31,200

8.	SHARED DISPOSITIVE POWER

3,124,651***

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,123,583

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [X] **

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%*

12.	TYPE OF REPORTING PERSON

IN
*Based upon 53,184,885 shares of Class A Common Shares outstanding as of October 31, 2017, as disclosed in the Issuer's 10-Q filed with the Securities and Exchange Commission on November 9, 2017.
** The amount set forth in Row 9 excludes 1,068 shares owned by David J. Mittleman for which Philip C. Mittleman disclaims beneficial ownership.
*** The amount set forth in Rows 6 and 8 include 1,068 shares owned by David J. Mittleman, in respect of which Philip C. Mittleman otherwise disclaims beneficial ownership, but in respect of which Philip C. Mittleman may otherwise be deemed to share voting power and dispositive power.

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of December 31, 2017.
Item 1(a).	Name of Issuer:
AMC Entertainment Holdings, Inc. ("Issuer")
Item 1(b).	Address of Issuer's Principal Executive Offices:
One AMC Way, 11500 Ash Street, Leawood, KS, 66211
Item 2(a).	Name of Persons Filing:
The names of the persons filing this statement on Schedule 13G (collectively, the "Reporting Persons") are:
•	Mittleman Brothers, LLC ("Mittleman Brothers")
•	Master Control LLC ("Master")
•	Mittleman Investment Management, LLC ("MIM")
•	Christopher P. Mittleman
•	David J. Mittleman, and
•	Philip C. Mittleman
Item 2(b).	Address of Principal Business Office or, if None, Residence:
The principal business address for each of the Reporting Persons is 105 Maxess Road, Suite 207, Melville, New York 11747.
Item 2(c).      Citizenship:
(i)	Mittleman Brothers:	a New York limited liability company
(ii)	Master:	a Delaware limited liability company
(iii)	MIM:	a New York limited liability company
(iv)	Christopher P. Mittleman:	New York, USA
(v)	David J. Mittleman:	Colorado, USA
(vi)	Philip C. Mittleman:	New York, USA

Item 2(d).	Title of Class of Securities:
Class A Common Stock, par value $0.01 (the "Class A Common Shares")
Item 2(e).	CUSIP Number:
00165C104

Item 3.	If This Statement is Filed Pursuant to Rule 13d 1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Exchange Act.

(b)	[ ]	Bank as defined in Section 3(a)(6) of the Exchange Act.

(c)	[ ]	Insurance company defined in Section 3(a)(19) of the Exchange Act.

(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act.

(e)	[ ]	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	[ ]	Employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	[ ]	Parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	[ ]	Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	[ ]	Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j)	[ ]	Non-U.S. institution in accordance with Section 240.13d-1(b)(1)(ii)(J).

(k)	[ ]	Group, in accordance with Rule 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution: ____

Item 4. Ownership.
(a)	Amount beneficially owned:
See Item 9 on the cover page(s) hereto.
(b)	Percent of Class:
See Item 11 on the cover page(s) hereto.
(c)         Number of shares as to which such person has:
(i)            Sole power to vote or to direct the vote of Common Stock:
See Item 5 on the cover page(s) hereto.
(ii)           Shared power to vote or to direct the vote of Common Stock:
See Item 6 on the cover page(s) hereto.
(iii)          Sole power to dispose or to direct the disposition of Common Stock:
See Item 7 on the cover page(s) hereto.
(iv)          Shared power to dispose or to direct the disposition of Common Stock:
See Item 8 on the cover page(s) hereto.
This statement is jointly filed by and on behalf of each of Mittleman Brothers, Master, MIM, Christopher P. Mittleman, David J. Mittleman and Philip C. Mittleman. MIM serves as an investment adviser and/or manager to other persons.
MIM provides investment advices to institutional clients, high-net-worth individuals, and pooled investment vehicles ('Managed Portfolios"). As a result of its role as investment adviser of the Managed Portfolios. MIM may be deemed to be the beneficial owner of the shares of the Issuer's Common Stock held by such Managed Portfolios. The Managing Members of Mittleman Brothers are Christopher P. Mittleman, David J. Mittleman, and Philip C. Mittleman. Mittleman Brothers is the sole member of Master and Master is the sole member of MIM. Mittleman Brothers and Master may be deemed to beneficially own securities owned by MIM.
As a result, Mittleman Brothers and Master may be deemed to have the power to exercise or to direct the exercise of such voting and/or dispositive power that MIM may have with respect to the Issuer's Common Stock held by the Managed Portfolios.

Christopher P. Mittleman is the Managing Partner and Chief Investment Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM, David J. Mittleman is the Managing Partner and Chief Client Relationship Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM, Philip C. Mittleman is the Chief Executive Officer, President and Managing Partner of MIM and may be deemed to beneficially own securities beneficially owned by MIM.
Each of the Reporting Persons declare that the filing of this statement should not be construed as an admission that such person is, for the purposes of Sections 13 and 16 of the Securities Exchange Act of 1934, the beneficial owner of these shares.
Item 5.	Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [   ].
Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Certain of the securities that are subject to this report are owned by and held for the Managed Portfolios. Any dividends received from such securities, or the proceeds of any sale of such securities, are for the benefit of, and are held for the Managed Portfolios.
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
Not applicable.
Item 8.	Identification and Classification of Members of the Group.
See Exhibit B.
Item 9.	Notice of Dissolution of Group.
Not applicable.
Item 10.	Certification.
By signing below the undersigned certifies that, to the best of its or his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	January 31, 2018
MITTLEMAN BROTHERS LLC
By:  /s/ Philip C. Mittleman
      Philip C. Mittleman
      Managing Member
MASTER CONTROL LLC
By:  /s/ Philip C. Mittleman
      Philip C. Mittleman
      Authorized Person
MITTLEMAN INVESTMENT MANAGEMENT, LLC
By:  /s/ Stephen G. Bondi
      Stephen G. Bondi
      Authorized Person
/s/ Christopher P. Mittleman
CHRISTOPHER P. MITTLEMAN
/s/ Philip C. Mittleman
PHILIP C. MITTLEMAN
/s/ David J. Mittleman
DAVID J. MITTLEMAN

EXHIBIT A
JOINT FILING AGREEMENT
The undersigned hereby agree that the statement on Schedule 13G with respect to the Class A Common Stock of AMC Entertainment Holdings, Inc. dated as of January 31, 2018  is, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended.
Dated:	January 31, 2018
MITTLEMAN BROTHERS LLC
By:  /s/ Philip C. Mittleman
      Philip C. Mittleman
      Managing Member
MASTER CONTROL LLC
By:  /s/ Philip C. Mittleman
      Philip C. Mittleman
      Authorized Person
MITTLEMAN INVESTMENT MANAGEMENT, LLC
By: /s/ Stephen G. Bondi
      Stephen G. Bondi
      Authorized Person
/s/ Christopher P. Mittleman
CHRISTOPHER P. MITTLEMAN
/s/ Philip C. Mittleman
PHILIP C. MITTLEMAN
/s/ David J. Mittleman
DAVID J. MITTLEMAN

EXHIBIT B
Mittleman Brothers LLC
Master Control LLC
Mittleman, LLC
Christopher P. Mittleman
Philip C. Mittleman
David J. Mittleman